Exhibit 99.1

Nayax Completes Acquisition of IPS Group

Acquisition extends Nayax’s payments leadership into mobility with a market-leading smart parking platform serving more than 250,000 parking spaces

HERZLIYA, Israel, Oct. 1, 2026 (GLOBE NEWSWIRE) -- Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX), a global commerce enablement, payments, and loyalty platform designed to help merchants scale their business, today announced it has completed its acquisition of IPS Group, Inc. ("IPS"), a leading provider of payment-enabled smart parking technology, from Windjammer Capital Investors in an all-cash transaction for a total consideration of $350 million.

Together, Nayax and IPS will offer cities, universities, and private operators a single differentiated platform that combines parking, payments, and EV charging at the curb. IPS contributes a market-leading vertical platform and an installed base of more than 250,000 parking spaces across the United States, Canada, the United Kingdom, and Ireland, a foundation Nayax will strengthen with its global payments infrastructure and extend internationally through its established commercial presence in over 120 countries. The acquisition immediately establishes Nayax as a leader in smart parking and expands its addressable cashless opportunity by approximately $85 billion, to approximately $342 billion by 2029.

"IPS gives Nayax a leading position at the curb, one of the most demanding and valuable environments in unattended commerce," said Yair Nechmad, Chairman and Chief Executive Officer of Nayax. "Our ambition is to offer cities worldwide a comprehensive mobility solution with payments at its core, from parking to EV charging and beyond."

"IPS has spent more than 20 years earning the trust of the cities and operators we serve," said Chad Randall, Chief Executive Officer of IPS. "As part of Nayax, our customers gain a broader payments and EV charging ecosystem, and our platform gains a global stage."

Transaction Details:

·	Total enterprise value of $350 million in an all-cash transaction on a cash-free, debt-free basis, representing approximately 17x 2026E Adjusted EBITDA excluding anticipated synergies, and approximately 12x including run-rate synergies of more than $8 million.

·	Nayax financed the transaction with cash on hand and approximately $150 million of new debt from Poalim Tech, the banking arm for tech companies of Bank Hapoalim, and First International Bank of Israel.

·	Nayax reiterates that IPS is expected to have an FY 2026 revenue of more than $90 million, with more than 60% recurring revenue and approximately 20% organic growth over FY 2025, and Adjusted EBITDA of approximately $21 million with free cash flow conversion of approximately 80%.

·	Nayax expects IPS to contribute approximately $20-22 million of revenue and greater than $5 million of Adjusted EBITDA to its FY 2026 results, reflecting the period from October 1, 2026 through December 31, 2026.

·	The transaction is expected to be immediately accretive to gross margin, Adjusted EBITDA margin, Adjusted Earnings Per Share, and free cash flow conversion, and is aligned with Nayax’s progress toward its 2028 targets.

·	Chad Randall and the IPS executive team will continue to lead the business from San Diego, California.

Advisors:

Jefferies LLC served as exclusive financial advisor and Reed Smith LLP served as legal counsel to Nayax. Poalim Tech, the banking arm for tech companies of Bank Hapoalim, and First International Bank of Israel provided debt financing to Nayax for the transaction. Harris Williams served as exclusive financial advisor and Kirkland & Ellis LLP served as legal counsel to IPS Group, Inc. and Windjammer Capital Investors.

About Nayax:

Nayax is a global commerce enablement, payments, and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers’ growth across multiple channels. As of June 30, 2026, Nayax has 13 global offices, approximately 1,250 employees, connections to more than 80 merchant acquirers and payment method integrations, and is globally recognized as a payment facilitator. Nayax’s mission is to improve our customers’ revenue potential and operational efficiency, effectively and simply. For more information, please visit www.nayax.com.

About IPS Group, Inc.:

Founded in 2000 and headquartered in San Diego, California, with offices in Canada and Europe, IPS Group, Inc. is an integrated payments, software, and data analytics platform powering smart parking and curb management for municipalities, universities, and private operators. IPS launched one of the first payment-enabled smart parking meters in 2005 and today delivers a fully integrated ecosystem spanning single and multi-space meters, mobile and text-based payments, and mission-critical parking management software. IPS manages more than 250,000 parking spaces across the United States, Canada, the United Kingdom, and Ireland.

Forward-Looking Statements:

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" and "potential," among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations, such as statements in this press release regarding our financial outlook, future business prospects and the impact of recent acquisitions or partnerships published by the Company. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under "Risk Factors" in our annual report on Form 20-F filed with the SEC on March 9, 2026 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Public Relations Contact:
Scott Gamm
Strategy Voice Associates
Scott@strategyvoiceassociates.com

Investor Relations Contact:
Aaron Greenberg
Chief Strategy Officer
IR@nayax.com